Filed Pursuant to Rule 253(g)(2)

File No. 024-12474

Arrived STR 2, LLC

SUPPLEMENT NO. 4 DATED April 28, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived STR 2, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of April 25, 2026.

Net Asset Value as of April 25, 2026

As of April 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about July 25, 2026.

Series	NAV Per Interest
Alta	$9.80
Beatbox	$9.48
Byers	$12.03
Coquina	$9.53
Knoll	$10.06
Pinkshell	$9.09
Preciosa	$10.16
Sandbar	$9.78
Seafoam	$9.50
Solano	$9.53
Tiara	$9.99

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa
ASSETS
Current assets:
Cash	$8,424	$9,011	$116,512	$10,133	$14,254	$3,897	$28,165
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	11,398	-	0	475	(3,762)	-	3,683
Property and equipment, net	865,321	768,151	652,532	741,857	1,028,671	784,039	873,608
Total assets	$885,002	$777,162	$769,044	$752,465	$1,039,163	$787,936	$905,456

LIABILITIES
Current liabilities:
Accrued expenses	$5,123	$3,998	$3,744	$2,569	$5,000	$11,899	$3,692
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	13,891	5,802	(4,374)	7,581	15,064	17,540	10,649
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$113,614	$16,800	$(631)	$38,450	$51,465	$81,438	$14,341

MEMBERS' EQUITY (DEFICIT)
Members' capital	963,730	946,994	836,079	866,942	1,214,418	921,699	987,702
Accumulated deficit	(192,343)	(186,631)	(66,404)	(152,927)	(226,720)	(215,202)	(96,587)
Total members' equity (deficit)	$771,388	$760,363	$769,675	$714,015	$987,699	$706,498	$891,115
Total liabilities and members' equity (deficit)	$885,002	$777,162	$769,044	$752,465	$1,039,163	$787,936	$905,456

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	771,388	760,363	769,675	714,015	987,699	706,498	891,115
Net adjustments to fair value	306,202	253,713	715,157	249,957	442,627	286,811	326,652
TOTAL NET ASSETS	$1,077,589	$1,014,076	$1,484,832	$963,973	$1,430,326	$993,308	$1,217,768
NET ASSET VALUE PER INTEREST	$9.80	$9.48	$12.03	$9.53	$10.06	$9.09	$10.16

	Sandbar	Seafoam	Solano	Tiara
ASSETS
Current assets:
Cash	$2,104	$1,607	$80,647	$2,111
Other receivables	-	-	-	-
Prepaid expenses	-	-	-	-
Deposits	-	-	-	300
Property and equipment, net	828,009	813,963	1,035,171	718,937
Total assets	$831,856	$817,300	$1,115,818	$721,347

LIABILITIES
Current liabilities:
Accrued expenses	$7,065	$8,763	$3,598	$3,044
Accounts payable	-	-	-	-
Due to (from) related parties	12,341	11,547	1,632	22,643
Tenant deposits	-	-	-	-
Note payable, related party	-	-	-	-
Mortgage payables	-	-	-	-
Total liabilities	$47,406	$83,210	$5,230	$42,887

MEMBERS' EQUITY (DEFICIT)
Members' capital	957,759	946,479	1,293,773	848,666
Accumulated deficit	(173,309)	(212,389)	(183,185)	(170,206)
Total members' equity (deficit)	$784,450	$734,090	$1,110,588	$678,460
Total liabilities and members' equity (deficit)	$831,856	$817,300	$1,115,818	$721,347

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	784,450	734,090	1,110,588	678,460
Net adjustments to fair value	314,808	310,142	245,791	327,044
TOTAL NET ASSETS	$1,099,259	$1,044,233	$1,356,379	$1,005,505
NET ASSET VALUE PER INTEREST	$9.78	$9.50	$9.53	$9.99

[1] Estimated Balance Sheet as of March 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.